FOR IMMEDIATE RELEASE

                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A.Conforti
                         (203) 698-5148           (203) 698-5132




     AMERICAN BRANDS' 1995 E.P.S. FROM ONGOING OPERATIONS
      UP 20% TO $2.87 EXCLUDING A 6 CENT ONE-TIME CHARGE;
               EXPECTS STRONG 1996 E.P.S. GROWTH


Old Greenwich, CT, January 22, 1996 -- American Brands, Inc.

(NYSE-AMB) today announced that earnings per Common share from ongoing operations for 1995 rose 20% to $2.87, compared with

$2.39 in 1994.  Fully diluted earnings per share rose 19% to

$2.81.  The 1995 figures exclude a pre-tax provision of $17.8 million, or 6 cents per share, in connection with the

reorganization of distilled spirits operations under a new,

worldwide management structure.

     For the quarter ended December 31, 1995, E.P.S. from ongoing operations (excluding the one-time charge) was up 11% to 92 cents per share, compared with 83 cents per share for the fourth

quarter of 1994, and fully diluted earnings per share rose 9% to

89 cents.

     Chairman and Chief Executive Officer Thomas C. Hays noted

that "we made strong progress in 1995.  We achieved E.P.S. growth substantially greater than our

long-range target.  We accomplished a massive restructuring.  And we moved aggressively to build our powerful array of consumer brands.

     "We have tremendous confidence in the future.  We are

pushing for growth from all our operations, and we are determined to achieve it.  We expect the fastest growth from the golf,

office products and hardware and home improvement brands.  But we are also pushing for and expecting growth from tobacco and

distilled spirits, both of which generate phenomenal cash flow.

     "Our powerful cash flow and balance sheet give us great

flexibility to achieve our objectives, and we have been decisive in capitalizing on that financial strength.  We reduced fully diluted shares substantially in 1995 and have already moved to further reduce shares in 1996.  We have an offer underway to acquire Cobra Golf, and we have the capability to make further add-on acquisitions to strengthen the competitiveness and growth prospects of our operations.

     "Most fundamentally, our confidence is based on our great

brands.  Our companies have seventeen brands that each generated sales over $100 million last year, many more brands that are number 1 or number 2 in their categories and hundreds of new products and line extensions introduced just during 1995.

     "With these great strengths, we anticipate another good year in 1996.  Our expectation for 1996 as well as our long-term goal

-- assuming exchange rate stability and a satisfactory economic and pricing environment -- is to generate E.P.S. growth in the range of 10%.


            Restructuring and Share Repurchases


     "Since the closing weeks of 1994," Mr. Hays noted, "we sold operations with sales of nearly $4 billion, including The

American Tobacco Company, Franklin Life and U.K. retailing

operations.  Together, these businesses would rank number 292 on the Fortune 500, but they were low growth operations with no prospect of brand leadership.

     "To enhance value for our shareholders, we have been

aggressively investing the proceeds.  To add muscle to our

fastest growing category, we have announced an offer to acquire

Cobra Golf for approximately $700 million through a tender that is scheduled to conclude at midnight tomorrow, unless extended.

The alliance of Cobra with the Titleist and Foot-Joy brands

rounds out our leadership position in golf, complementing our number 1 positions in golf balls, shoes and gloves with a

significantly enhanced presence in golf clubs, which account for

55% of overall golf equipment sales.  Cobra is the number 1 brand in irons and the number 2 brand, overall, in clubs.  On a

combined basis, the Cobra and Titleist brands will be even more effective competitors.

     "As an expression of our confidence in American Brands, we invested $1.2 billion during 1995 to reduce our fully diluted shares by 30 million shares, or more than 14%.  Last week, we announced that we will redeem in March our $150 million 7-5/8%

Eurodollar Convertible Debentures and our $150 million 9-1/8%

Debentures.  The redemption of the 7-5/8% Convertible issue,

along with anticipated ongoing share repurchases, could reduce fully diluted shares by more than 5 million shares, or another

3%, during 1996.  In addition, beyond that 5 million shares, we would consider further share repurchases, depending on market conditions and investment needs and opportunities.

     "We have also been moving decisively to strengthen the

competitive position of our brands.  During 1995, we invested nearly $200 million in capital projects and $1.1 billion in

marketing and customer service."


                        Brand Highlights


:::International Tobacco:::

     Gallaher, the U.K. market leader, achieved strong profit

growth in 1995.  Operating company contribution was up $36

million, or 7%, for the year, benefiting from an April price increase averaging about 5% (excluding excise taxes), continuing productivity improvements and a favorable exchange rate for the

British pound.  In sterling, contribution rose 4%.

     For the fourth quarter, contribution declined 3% in dollars and 1% in sterling.  In 1994's fourth quarter, the U.K.

government increased excise taxes twice, leading to distortions in trade buying that bolstered that quarter.

     For the year, Gallaher's U.K. cigarette shipments declined

6%, principally reflecting those trade buying distortions.

Industry sales to consumers in the U.K. declined an estimated 2%,

and Gallaher's share of consumer sales declined marginally from

39.7% to an estimated 39.2%.  Benson and Hedges maintained its position as the number 1 cigarette brand in the U.K., with a stable share throughout 1995 following the introduction of the

Gratis gift program in late 1994.  The franchise was further strengthened in 1995 by the introduction in June of two new

styles, Benson and Hedges Lights and Benson and Hedges Ultra

Lights.  These initiatives, coupled with the continuing share growth of Silk Cut, the number 2 brand in the U.K., improved to

54% Gallaher's share of the premium price sector, which accounted for over 50% of all U.K. cigarette sales in 1995.

     Although Gallaher's worldwide shipments declined 5%, a 4%

volume gain was achieved in continental Europe.  In the former

Soviet Union, where Gallaher's brands sold 2.9 billion units in

1995, Gallaher is actively exploring plans to establish one or more manufacturing  facilities.

     In spite of continued intense competition and excise tax

increases that have caused some U.K. consumers to seek lower priced cigarettes, we expect modest contribution growth in

sterling and continued very strong cash flow from Gallaher's brands in 1996.



:::Distilled Spirits:::

     In a difficult year globally for distilled spirits, our

operations performed well, and achieved significant marketing successes.  Contribution was up 3% on a comparable basis for the year, excluding the one-time $17.8 million charge in 1995 as well as $19.7 million in 1994 nonrecurring benefits at Whyte & Mackay.

Including all these nonrecurring items, contribution declined 12%

for the year, though sales were a record, backed by an increase in worldwide case sales.

     To capitalize on our global strengths in distilled spirits,

we have reorganized these brands under a new management

structure, JBB Worldwide, Inc.  In connection with that

reorganization, we took the one-time $17.8 million charge in the fourth quarter.  JBB Worldwide's resources will include the

operations of Jim Beam Brands and Whyte & Mackay.  Jim Beam

Brands is the second largest distilled spirits company in the

U.S.  Whyte & Mackay ranks a strong number 2 in the U.K. Scotch whisky market.  Both have a fast growing international presence,

which should be enhanced by the new organization.

     Beam achieved increases in contribution for the quarter and full year of 1% and 2%, respectively, even though domestic price competition remained intense.  Internationally, Beam continued to show strong, profitable growth, with contribution in

international markets up 11% in both periods.  For the year, 22%

of Beam's contribution was derived from international operations,

and international contribution has increased 68% over the past three years.  Beam's brands posted a slight increase in worldwide case sales in 1995, overcoming a 2% decline in domestic volume with superb growth in international markets.  Case sales in

Australia and Germany, Beam's two largest international markets,

were up 16% and 11%, respectively, and excellent growth was

achieved in emerging markets.  Overall, international case sales were up 11%.

     Jim Beam, the world's top selling bourbon, celebrated its

200th anniversary by selling a record 5.4 million cases

worldwide, up 6%.  After Shock, a premium cordial with a unique cinnamon taste, introduced in March, shipped over 170,000 cases,

ranking it among the most successful new product launches in the history of the industry.

     Whyte & Mackay worldwide case sales were up 3% for the year.

The U.K. Scotch market had a difficult year in 1995, with an estimated 7% decline in industry consumer sales and continued

intense pressure on pricing.  Against this background, Whyte &

Mackay performed comparatively well, with Scotch case sales down just 3% in the U.K. but up 13% internationally.  To further

reduce costs, Whyte & Mackay has announced that, as part of the worldwide reorganization, it is consolidating three bottling facilities into two.

     In distilled spirits, margins have been pressured by very

competitive product pricing.  We believe that the most effective strategy in this situation is to continue to build the equity in our strong portfolio of brands, so we expect to invest

aggressively in marketing as well as operational enhancements during 1996.  Even so, we are hopeful that we can achieve an increase in distilled spirits contribution in 1996, even after adding back the one-time $17.8 million charge in 1995.



:::Hardware and Home Improvement Products:::

     In spite of the significant economic slowdown that adversely affected this category, contribution from hardware and home

improvement brands was up 1% for the year and 9% in the fourth quarter.  Record sales were achieved for the year by all four key brands:  Moen -- the leading faucet brand in North America,

Master Lock -- the world's leading padlock, Aristokraft -- which is number 2 in kitchen and bath cabinets, and Waterloo -- the world leader in tool storage.  Master Lock, Aristokraft and

Waterloo all posted contribution increases.

     Master Lock padlocks continued to register strong gains in home centers and mass merchants, and Master door lock sales were up 11%.  Aristokraft and the companion Decora brand of cabinets continued to broaden distribution; these brands are benefiting from continuous flow manufacturing (CFM), which has cut

production lead time by about 35% and reduced inventories by 20%

over the past year.  Waterloo benefited from continued growth at

Sears, its largest customer, and a significant expansion in

international business.  Moen outperformed the market,

strengthening its number 1 position.  Contribution for Moen

declined, reflecting the downturn in its U.S. market and raw material cost pressures as well as very difficult economic

conditions in Taiwan and Canada, which are key international markets.  Despite the downturn in the U.S. market that began in the second quarter of 1995, Moen achieved a 4% increase in U.S.

sales for the year.

     In recent months, the housing market has shown some

vitality.  Assuming that this vitality continues in 1996, we expect solid contribution growth from the hardware and home

improvement brands, though the first quarter comparison with last year's very strong results will be difficult.



:::Office Products:::

     ACCO, the world leader in office supplies, had an excellent year, outperforming its competitors.  Contribution was up 10% in the quarter and 11% for the year, backed by record sales in both periods.

     In North America, strong market share gains were achieved,

spanning many product categories and key distribution channels.

The ACCO, Wilson Jones and Swingline brands all had notable

success.  Geographically, solid gains were achieved in the U.S.,

Canada and Mexico.  Strong growth was also achieved for the Day-

Timer brand, which was very successfully expanded from its

traditional mail order base into the retail, contract and

wholesale channels.  In Europe, double-digit sales growth was achieved on the Continent, paced by the successful rollout of

ACCOdata and Rexel brand pan-European products and substantially higher sales to pan-European and global customers.

     For 1996, these brands have strong advantages that lead us to expect continued solid growth, in spite of uncertain economies and higher raw material costs.  These advantages include an

excellent position across all channels, an array of successful new products introduced in 1995, the international scope to meet the needs of customers who are growing beyond traditional

national boundaries, a streamlined operating structure, higher selling prices in many categories, and superior customer service.



:::Golf:::

     The Titleist and Foot-Joy brands capped another great year with a superb fourth quarter.  Contribution was up 50% for the quarter and 13% for the year.  Sales were records in both

periods, backed by double-digit volume gains for the year in golf balls, golf shoes, golf gloves and golf clubs.  Titleist enhanced its position in 1995 as the number 1 ball in golf with more than

100 professional tour wins worldwide, more than all other balls combined.  Foot-Joy solidified its position as the number 1 golf shoe, with a gain of three share points to about 35% worldwide,

three times its nearest competitor.  In golf clubs, the Titleist

DCI iron continued to achieve strong volume gains.  Titleist DCI has secured its position as a high performance iron; it is now the leading iron used by club professionals and leading amateurs,

and it is the leader in the fast-growing custom-fitted segment of the market.

     As noted, the tender offer for Cobra Golf is scheduled to

conclude tomorrow.  Cobra's powerful brand, innovative marketing and superior manufacturing and development will add an exciting new dimension to our worldwide leadership in golf.  The addition of Cobra, assuming the acquisition is completed as planned,

should result in sharp gains for this category and no dilution to overall earnings.  But even were Titleist to continue on a stand-

alone basis, we would expect continued excellent growth.


                         Other Data



     Fluctuations in exchange rates for foreign currencies,

primarily the British pound, affected ongoing sales, income from ongoing operations and ongoing E.P.S. adversely by $30 million,

$2 million and 1 cent, respectively, in the quarter, but

favorably by $197 million, $11 million and 6 cents for the year.

Lower average Common shares outstanding benefited ongoing fully diluted E.P.S. by 10 cents in the quarter and 24 cents for the year.  "Interest and related expenses" and "Other (income)

expenses, net" benefited substantially from the disposition

proceeds.  The effective income tax rate for ongoing operations for the quarter was 39.9%, compared with 40.7% a year ago; for the year, the effective rate was 39.6% versus 38.7% in 1994.

     Net income, compared with 1994 results including

discontinued operations, The American Tobacco Company, specialty businesses, and the net gain on disposal of businesses, decreased

43% in the quarter and 26% for the year.


                        *    *    *    *

     Headquartered in Old Greenwich, Connecticut, American Brands

is an international consumer products holding company.  Its

operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by Jim Beam

Brands Co. include Jim Beam and Old Grand-Dad bourbons and

DeKuyper cordials.  MasterBrand Industries, Inc.'s leading

hardware and home improvement brands include Moen faucets, Master locks and Aristokraft cabinets.  ACCO World Corporation's major office product brands include Day-Timer and Swingline.  Acushnet

Company's golf brands include Titleist, Pinnacle and Foot-Joy.

Gallaher Limited sells tobacco products, principally in Europe,

where its major brands include Benson and Hedges and Silk Cut.



                              # # #


                             AMERICAN BRANDS, INC.
                         (In millions, except per share
                                    amounts)
                                  (Unaudited)


                                          Three Months Ended December 31,
                                          1995         1994     % Change
Net Sales
 International Tobacco (3)              $1,867.5    $2,015.1      (7.3)
 Distilled Spirits (3)                     410.8       428.8      (4.2)
 Hardware & Home Improve. Prods.           344.4       338.3       1.8
 Office Products                           361.5       324.0      11.6
 Golf & Leisure Products                   100.5        89.6      12.2
                                       ---------   ---------   -------
  Ongoing Operations                     3,084.7     3,195.8      (3.5)
 Businesses Disposed (2)(3)                 (0.1)      554.3         -
                                       ---------   ---------   -------
  Continuing Operations                  3,084.6     3,750.1     (17.7)
                                       =========   =========   =======
Operating Company Contribution
 International Tobacco                     154.8       160.3      (3.4)
 Distilled Spirits (4)                      71.9       106.1     (32.2)
 Hardware & Home Improve. Prods.            58.2        53.2       9.4
 Office Products                            47.4        43.0      10.2
 Golf & Leisure Products                     5.1         3.4      50.0
                                       ---------   ---------   -------
  Ongoing Operations                       337.4       366.0      (7.8)
 Businesses Disposed (2)                       -        72.6         -
                                       ---------   ---------   -------
  Continuing Operations                    337.4       438.6     (23.1)
                                       =========   =========   =======
Amortization of Intangibles                 23.3        24.4      (4.5)
                                       ---------   ---------   -------
Operating Income                           314.1       414.2     (24.2)
                                       ---------   ---------   -------

Interest and Related Expenses               37.6        46.6     (19.3)
Corporate Admin. Expenses                   11.3        17.2     (34.3)
Gain on Disposal of
 Businesses, Net (2)                           -       332.9         -
Other (Income) Expenses, Net                 4.6         5.7         -
                                       ---------   ---------   -------
Income Before Income Taxes                 260.6       677.6     (61.5)

Income Taxes (5)                           106.5       205.7     (48.2)
                                       ---------   ---------   -------
Income From Continuing Opers.(2)           154.1       471.9     (67.3)

Discontinued Operations (6)                    -      (202.8)        -

Extraordinary Item (7)                         -           -         -
                                       ---------   ---------   -------
Net Income                                 154.1       269.1     (42.7)
                                       =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(2)         $0.85       $2.34     (63.7)
  Discontinued Operations (6)                  -       (1.01)        -
  Extraordinary Item (7)                       -           -         -
                                       ---------   ---------   -------
  Net Income                               $0.85       $1.33     (36.1)

 Fully diluted
  Income From Continuing Opers.(2)         $0.83       $2.23     (62.8)
  Discontinued Operations (6)                  -       (0.95)        -
  Extraordinary Item (7)                       -           -         -
                                       ---------   ---------   -------
  Net Income                               $0.83       $1.28     (35.2)

Avg. Common Shares Outstanding
  Primary                                  180.3       201.4     (10.5)
  Fully Diluted                            187.3       213.4     (12.2)

                                 (NOTES FOLLOW)


                             AMERICAN BRANDS, INC.
                         (In millions, except per share
                                    amounts)
                                  (Unaudited)

                                      Twelve Months Ended December 31,
                                        1995 (1)      1994     % Change
Net Sales
 International Tobacco (3)              $6,436.1    $6,168.9       4.3
 Distilled Spirits (3)                   1,288.6     1,268.2       1.6
 Hardware & Home Improve. Prods.         1,306.8     1,270.6       2.8
 Office Products                         1,206.1     1,049.7      14.9
 Golf & Leisure Products                   579.3       507.1      14.2
                                       ---------   ---------   -------
  Ongoing Operations                    10,816.9    10,264.5       5.4
 Businesses Disposed (2)(3)                550.2     2,882.0     (80.9)
                                       ---------   ---------   -------
  Continuing Operations                 11,367.1    13,146.5     (13.5)
                                       =========   =========   =======
Operating Company Contribution
 International Tobacco                     558.4       522.3       6.9
 Distilled Spirits (4)                     224.1       255.1     (12.2)
 Hardware & Home Improve. Prods.           208.4       206.6       0.9
 Office Products                           105.5        95.0      11.1
 Golf & Leisure Products                    84.2        74.4      13.2
                                       ---------   ---------   -------
  Ongoing Operations                     1,180.6     1,153.4       2.4
 Businesses Disposed (2)                     7.5       255.3    (97.1)
                                       ---------   ---------   -------
  Continuing Operations                  1,188.1     1,408.7     (15.7)
                                       =========   =========   =======
Amortization of Intangibles                 95.1        96.3      (1.2)
                                       ---------   ---------   -------
Operating Income                         1,093.0     1,312.4     (16.7)
                                       ---------   ---------   -------

Interest and Related Expenses              159.8       212.1     (24.7)
Corporate Admin. Expenses                   76.2        69.9       9.0
Gain on Disposal of
 Businesses, Net (2)                        20.0       332.9     (94.0)
Other (Income) Expenses, Net               (16.8)       12.1         -
                                       ---------   ---------   -------
Income Before Income Taxes                 893.8     1,351.2     (33.9)

Income Taxes (5)                           350.7       466.1     (24.8)
                                       ---------   ---------   -------
Income From Continuing Opers.(2)           543.1       885.1     (38.6)

Discontinued Operations (6)                    -      (151.0)        -

Extraordinary Item (7)                      (2.7)          -         -
                                       ---------   ---------   -------
Net Income                                 540.4       734.1     (26.4)
                                       =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(2)         $2.90       $4.38     (33.8)
  Discontinued Operations (6)                  -       (0.75)        -
  Extraordinary Item (7)                   (0.01)          -         -
                                       ---------   ---------   -------
  Net Income                               $2.89       $3.63     (20.4)

 Fully diluted
  Income From Continuing Opers.(2)         $2.84       $4.24     (33.0)
  Discontinued Operations (6)                  -       (0.71)        -
  Extraordinary Item (7)                  (0.01)           -         -
                                       ---------   ---------   -------
  Net Income                               $2.83       $3.53     (19.8)

Avg. Common Shares Outstanding
  Primary                                  186.9       201.6      (7.3)
  Fully Diluted                            195.7       213.7      (8.4)


                                 (NOTES FOLLOW)


                             AMERICAN BRANDS, INC.

NOTES:

(1) All figures are subject to completion of audit.

(2) Ongoing operations comparisons are as follows (in millions, except EPS):

    Income from Continuing Operations Before Extraordinary Item:
    ------------------------------------------------------------

                               Three Months          Twelve Months
                               ------------          -------------
                           1995    1994  %Change  1995   1994  %Change
                           ----    ----  -------  ----   ----  -------
     Income:
     -------
     Ongoing Operations  $156.7  $167.7   (6.6) $526.0  $484.1    8.7
     Businesses Disposed
      Domestic Tobacco        -    42.1      -       -   139.6      -
      Other Businesses     (2.6)   (4.9)  46.9    (2.9)   (5.6)  48.2
     Gain on Disposal
      of Businesses, Net      -   267.0      -    20.0   267.0  (92.5)
                         ------  ------  ------ ------  ------  ------
     As Reported         $154.1  $471.9  (67.3) $543.1  $885.1  (38.6)
                         ======  ======  ====== ======  ======  ======

     Earnings per Common share:
     --------------------------
      Primary
     Ongoing Operations   $0.86   $0.83    3.6   $2.81  $2.39     17.6
     Businesses Disposed
      Domestic Tobacco        -    0.21      -      -    0.69        -
      Other Businesses    (0.01)  (0.02)  50.0   (0.01) (0.02)    50.0
     Gain on Disposal
      of Businesses, Net      -    1.32      -    0.10   1.32    (92.4)
                         ------  ------  ------ ------  ------  ------
     As Reported          $0.85   $2.34  (63.7)  $2.90  $4.38    (33.8)
                         ======  ======  ====== ======  ======  ======

      Fully Diluted
     Ongoing Operations   $0.83   $0.82    1.2   $2.75  $2.37    16.0
     Businesses Disposed
      Domestic Tobacco        -    0.18      -       -   0.64       -
      Other Businesses        -   (0.02)     -       -  (0.02)      -
     Gain on Disposal
      of Businesses, Net      -    1.25      -    0.09   1.25   (92.8)
                         ------  ------  ------ ------  ------  ------
     As Reported          $0.83   $2.23  (62.8)  $2.84  $4.24   (33.0)
                         ======  ======  ====== ======  ======  ======

    Other Businesses include results of nonstrategic businesses disposed of including Retail Distribution, Optical, Acushnet Rubber Division and Housewares.



                             AMERICAN BRANDS, INC.

NOTES (CONTINUED):

    On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses.

    In the fourth quarter of 1994, the Company recorded a $245 million charge to income in connection with plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Forbuoys (Retail Distribution) and Prestige (Housewares), both subsidiaries of Gallaher Limited. The sale of Prestige was completed on May 2, 1995. With the sale of the retail distribution operations on July 24, 1995, the Company substantially completed the disposition of nonstrategic businesses and product lines. As a result, $20 million of the $245 million provision that was recorded in 1994 in connection with the dispositions was reversed in the third quarter of 1995.

    The components of the gain on the disposal of businesses, net are as follows:
                                   1995               1994
                                ---------- -------------------------
     In millions, except per      Other    Domestic   Other
      share amounts             Businesses  Tobacco Businesses Total
                                ----------  ------- ---------- -----
     Pretax gain (loss)            $20.0    $577.9  $(245.0)  $332.9
     Income taxes                      -      69.6     (3.7)    65.9
     Net Income                    $20.0    $508.3  $(241.3)  $267.0
     Earnings per Common share
       Primary                     $0.10     $2.52   $(1.20)   $1.32
       Fully Diluted               $0.09     $2.38   $(1.13)   $1.25

    On July 12, 1994, Dollond & Aitchison Group PLC (Optical), a subsidiary of Gallaher Limited, was sold for total consideration of $146 million, which approximated the carrying value of the company.

(3) Federal and foreign excise taxes included in net sales for the three months and twelve months ended December 31 are as follows (in millions):
                               Three Months        Twelve Months
                            ------------------   ------------------
                              1995      1994       1995      1994
                              ----      ----       ----      ----
     International Tobacco  $1,448.5  $1,557.6   $4,976.5  $4,742.6
     Distilled Spirits         154.2     162.6      485.7     488.9
     Domestic Tobacco              -     111.5          -     425.3
                            --------  --------   --------  --------
                            $1,602.7  $1,831.7   $5,462.2  $5,656.8
                            ========  ========   ========  ========

(4) For the three-month and twelve-month periods ended December 31, 1995, Distilled Spirits recorded a $17.8 million one-time charge principally in connection with a bottling plant closing and related employee termination costs and the worldwide reorganization of this segment.





                             AMERICAN BRANDS, INC.

NOTES (CONCLUDED):

(5) The effective income tax rate for the three months ended December 31, 1995 was 40.9% compared with 30.4% a year ago. Last year's quarter was affected by a low effective tax rate on the gain on disposal of businesses. For the full year 1995, the effective tax rate was 39.2% as compared with 34.5% in 1994 and reflected the above item as well as lower reversals of tax provisions no longer required.

(6) On November 30, 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. A net loss of $206.8 million was recognized on the transaction in the fourth quarter of 1994 in discontinued operations. The sale was completed on January 31, 1995.

(7) On April 11, 1995, the holders of $199.5 million of the $200 million 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and reduced the number of fully diluted shares outstanding by 5.1 million. The extinguishment of debt resulted in a charge of $4.1 million ($2.7 million net of taxes), or one cent per share.

(8) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

    On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

                             AMERICAN BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                 BALANCE SHEET
                                 (In millions)

                                               December 31, December 31,
                                                  1995          1994
Assets                                          (Unaudited)
   Current Assets
      Cash and Cash Equivalents                    $139.9       $110.1
      Accounts Receivable, Net                      984.4      1,067.9
      Inventories                                 1,840.2      2,015.7
      Net Assets of Discontinued Operations             -      1,170.0
      Other Current Assets                          199.5        307.2
                                                 --------     --------
        Total Current Assets                      3,164.0      4,670.9

   Property, Plant and Equipment, Net             1,137.3      1,212.7
   Intangibles Resulting From
     Business Acquisitions                        3,305.2      3,549.1
   Other Assets                                     414.7        361.7
                                                 --------     --------
 Total Assets                                    $8,021.2     $9,794.4
                                                =========    =========
Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                              $297.4       $180.6
      Current Portion - Long-term Debt              413.4        525.2
      Other Current Liabilities                   1,700.5      2,409.7
                                                 --------     --------
        Total Current Liabilities                 2,411.3      3,115.5

   Long-Term Debt                                 1,154.6      1,512.1
   Other Long-Term Liabilities                      578.1        529.3
                                                 --------     --------
        Total Liabilities                         4,144.0      5,156.9

 Stockholders' Equity                             3,877.2      4,637.5
                                                 --------     --------
 Total Liabilities and Stockholders' Equity      $8,021.2     $9,794.4
                                                =========    =========